 1-A/A LIVE 0001677092 XXXXXXXX 024-10578 true false false Alliance Freight Lines Inc DE 2016 0001677092 4210 81-2411406 2 3 2195 ARTHUR AVENUE ELK GROVE VILLAGE IL 60007 8475615224 Andy Altahawi Other 1500.00 0.00 0.00 0.00 1500.00 3500.00 0.00 3500.00 -2000.00 1500.00 0.00 3500.00 0.00 0.00 0.00 0.00 Unaudited Common 15000000 n/a n/a n/a 0 n/a 0 true true false Tier1 Unaudited Equity (common or preferred stock) Debt Y N N Y N N 15000 0 1000.00 15000000.00 0.00 0.00 0.00 15000000.00 false true CA FL IL NJ NY CA FL IL NJ NY false Alliance Fright Lines Inc Common Stock 15000000 0 1500 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.